FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 13, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Material Change Report dated December 13, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: December 13, 2004

Exhibit 1 Form 6K

Dec 13, 2004

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

December 13, 2004.

3.

News Release

News release was issued on December 13, 2004 and disseminated via Stock Watch News and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Las Vegas from Home.com Entertainment Inc., (“LVFH” or the “Company”) wishes to announce a Non-Brokered Private Placement Financing of up to 5,000,000 Units of the Company at a price of $0.20 per Unit for total proceeds of up to Canadian $1,000,000.  Each Unit consists of one common share in the Capital of the Company and one half of one warrant.  One warrant will be required to purchase one additional common share in the Capital of the Company at $0.25 per common share for a period of 24 months.  There will be no finder’s fee payable in respect to this Non-Brokered Private Placement Financing.  In respect to this Financing, a related party has arranged the sale of 1,153,000 @ $0.235 per share earlier in today’s market place.  The proceeds from this sale will be used to fund a portion of the above mentioned Financing.

5.

Full Description of Material Change

Las Vegas from Home.com Entertainment Inc., (“LVFH” or the “Company”) wishes to announce a Non-Brokered Private Placement Financing of up to 5,000,000 Units of the Company at a price of $0.20 per Unit for total proceeds of up to Canadian $1,000,000.  Each Unit consists of one common share in the Capital of the Company and one half of one warrant.  One warrant will be required to purchase one additional common share in the Capital of the Company at $0.25 per common share for a period of 24 months.  There will be no finder’s fee payable in respect to this Non-Brokered Private Placement Financing.  In respect to this Financing, a related party has arranged the sale of 1,153,000 @ $0.235 per share earlier in today’s market place.  The proceeds from this sale will be used to fund a portion of the above mentioned Financing.   As the Company is already in receipt of the remaining funds necessary to complete the Financing, the Company expects to close the Financing shortly.

This transaction is subject to the approval of the TSX Venture Exchange.

The Company will utilize the funds for development and marketing of its software.  In addition, the Company is in negotiations to make a strategic acquisition.

The Company has recently focused its attention to marketing its core product which has led to a positive surge in traffic and revenues and expects to significantly expand its current marketing campaign in the New Year.

Furthermore, as well as developing a full suite of traditional poker games, the Company will continue to develop special niche games and license out these games to third party operators who have approached the Company requesting to license these specialty games.  The Company is also planning to introduce a full suite of online casino style games such as Black Jack, Roulette and Slots to its licensees.

President and C.E.O., Jake Kalpakian states, “The Company has recently enjoyed a surge in growth and is taking the necessary measures to continue fueling this growth.  The Company has recently hired a Chief Technical Officer and is improving its infrastructure so that the Company can facilitate the growth which it hopes to achieve with the marketing plans that are being implemented.”  Mr. Kalpakian adds, “With the Company’s current cash position and increasing daily cash flow, the Company will be turning its attention to expanding its customer base.”

LVFH is a gaming software developer and operator that licenses its software to 3rd parties.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr.Bedo H. Kalpakian, Chairman of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 13th day of December, 2004.